March 10, 2017

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Liberty Oilfield Services Inc.

Registration Statement on Form S-1

Filed February 14, 2017

File No. 333-216050

Ladies and Gentlemen:

Set forth below are the responses of Liberty Oilfield Services Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 8, 2017, with respect to Registration Statement on Form S-1, File No. 333-216050, filed with the Commission on February 14, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

The Offering

Prospectus Summary, page 1

1.	We note your response to prior comment 4 and your revised disclosures. We further note the revised disclosure that “publicly available production data” shows that your innovations in stimulation design and execution help your clients complete more productive and cost effective wells in shorter times, while improving your operating results. Please explain the statement and describe the publicly available production data which shows that your services help to complete more productive and cost effective wells in shorter times.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that the statement, “Publicly available production data, together with completion efficiency data published by our customers, shows that our innovations in stimulation design and execution help

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our clients complete more productive and cost effective wells in shorter times, while improving our operating results” means that based on (i) production data published by the states in which we operate, (ii) data from public hydraulic fracturing registry websites and (iii) data from public filings and reports by our customers, the wells on which we perform our hydraulic fracturing services show, on average, greater production of hydrocarbons over a similar period than wells not serviced by us. Additionally, the data shows that we complete, on average, more stages per hydraulic fracturing crew in a given time than our peers. We attribute these results to our innovations in stimulation design and execution, which we continually refine. As mentioned, the publicly available production data includes data published by the states in which we operate, including from the North Dakota Oil and Gas Division and the Texas Rail Road Commission, data from hydraulic fracturing registry sources, including the FracFocus Chemical Disclosure Registry, and public disclosures from our customers made in public filings and reports.

2.	We note the revised disclosure on page 11 that you will enter into two tax receivable agreements. Please file the two tax receivable agreements as exhibits to your registration statement.

RESPONSE: We acknowledge the Staff’s comment and undertake to file the two tax receivable agreements with a future filing.

Use of Proceeds, page 16

3.	We have considered your revised disclosure in response to prior comment 9. Consistent with your response, please supplement your disclosure here and in your later disclosure to clarify that Liberty LLC will, in turn, utilize the net proceeds received from the offering to discharge approximately $108 million in indebtedness under your credit facility or advise. When available, revise to disclose the portion of the net proceeds of this offering that you will use to purchase the Liberty LLC Units.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 15 and 53 of Amendment No. 1.

Summary Historical Combined Financial Data, page 19

4.	We note the revised disclosure provided in response to prior comment 17. Further revise the disclosure to explain the difference between total and deployable HHP.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 20 and 58 of Amendment No. 1.

5.	Note 1 to your presentation appears to indicate that you intend to report pro forma income tax benefit. Explain to us, in reasonable detail, why you believe presentation of pro forma income tax benefit would be consistent with the provisions of FASB ASC paragraphs 740-10-31-21 and 740-10-30-23. As part of your response, explain to us how you have considered the losses reported for 2015 and 2016.

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RESPONSE: We acknowledge the Staff’s comment and advise the Staff that our predecessor, Liberty Oilfield Services LLC (“Liberty Services”), was not subject to U.S. federal income tax at an entity level. Had Liberty Services been converted to a C-Corporation as of January 1, 2016, giving effect to the transaction being contemplated, it would not have had tax attributes such as net operating losses (“NOLs”) available to offset future taxable income. It would, however, have had taxable temporary differences of approximately $106 million, primarily from the carryover basis effects of the contemplated transaction, resulting in a deferred tax liability (“DTL”) of approximately $40 million. The taxable temporary differences consisted primarily of GAAP basis in fixed assets over tax basis, caused by accelerated depreciation allowed through 2016. Our 2016 tax loss of approximately $66 million results in a pro forma deferred tax asset (“DTA”) of approximately $25 million, and our 2016 book loss of approximately $60 million increases our taxable temporary differences by approximately $6 million, resulting in additional deferred tax liabilities of approximately $3 million, for total DTL of $43 million.

We considered whether recognition of our $25 million pro forma NOL DTA is warranted. Positive and negative evidence was weighed in determining whether or not the DTA is required to be offset by a valuation allowance, and specifically addressed the criteria referred to in ASC 740-10-30-21 and 22:

•     We first considered our 2015 and 2016 aggregate book operating losses of $69.6 million in the context of our historical operating results. Our accumulated deficit as of December 31, 2016 was $(4.6) million, meaning we generated pre-2015 cumulative book income of approximately $65 million. Our small inception-to-date book deficit is viewed as slight negative evidence in the analysis, and the 2015 and 2016 book losses are further negative evidence from a trend perspective.

•     As set forth above, our estimated 2016 DTL’s total $43 million. These taxable temporary differences relate principally to depreciable assets expected to be depreciated in less than seven years, which is well within the expiry of the subject NOLs. The reversal of the DTLs is viewed as strong positive evidence in the valuation allowance analysis. The fact the DTLs exceed the DTAs by $18 million is further positive evidence in the valuation allowance analysis.

•     Consideration was also given to our future book income projections. The projections indicate there will be sufficient book income commencing in 2017 to support the recognition of our DTAs. The magnitude of our projected future book income is also viewed as strong positive evidence in the valuation allowance analysis.

We believe that the weight of the positive and negative evidence set forth above, completed in accordance with ASC 740-10-30-21 through 23, strongly favors presentation of pro forma income tax benefit consistent with the provisions of ASC 740.

Amendment No. 1 includes pro forma income tax information related to the most recent fiscal year (December 31, 2016) on page F-5.

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March 10, 2017

Risk Factors, page 22

Risks Related to this Offering and Our Class A Common Stock, page 38

6.	Tell us whether you expect to record a liability related to the tax receivable agreements in connection with completion of the reorganization transaction. Explain, in reasonable detail, the basis for your expectation.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that although the exact portion of the offering anticipated to come from existing selling shareholders has not yet been determined, we do expect to record a liability related to the tax receivable agreements in connection with the reorganization transaction to the extent Legacy Owners (as defined in Amendment No. 1) redeem a portion of their units (“Liberty LLC Units”) in Liberty Oilfield Services New HoldCo LLC (“Liberty LLC”) for shares in us (the “IPO Redemption”) and it is probable that we will pay a benefit to Legacy Owners. Because the IPO Redemption will result in acquired carryover tax basis in Liberty LLC inuring to our benefit, we will owe the entities with which we will enter into the tax receivable agreements (“TRA Holders”) compensation equal to 85% of the tax benefit ultimately realized (the “TRA Liability”). At the time of the IPO Redemption and for the amount of the tax benefit to us that is created, we will evaluate whether it is more likely than not that the tax benefit will be realized. If it is determined that it is more likely than not that the tax benefit will be realized, then the TRA Liability would be recorded. On the other hand, if it is determined that it is more likely than not that the tax benefit will not be realized, then no TRA Liability would be recorded. The foregoing view reflects the inextricable link between that tax savings generated and the recognition of the TRA Liability (i.e., one is recorded based on 85% of the other). Because the facts and circumstances must be evaluated at each redemption date, we are unable to determine at this time whether an initial TRA Liability is expected to be recorded in connection with the completion of the reorganization transaction.

7.	We have reviewed your response to prior comment 12 and are unclear regarding certain aspects of your expected accounting for any liabilities recorded in connection with the tax receivable agreements. Accordingly, please provide an expanded description of your expected accounting. Your response should address, but not necessarily be limited to, the following:

•	The initial accounting for any liability recorded in connection with the reorganization transaction;

•	The initial accounting for any exchanges subsequent to the reorganization transaction; and,

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•	The subsequent accounting for any changes to previously recorded liabilities, including changes resulting from changes to any valuation allowances associated with the underlying tax assets.

Provide reference to the specific authoritative literature that supports your accounting.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff as follows:

•	The initial accounting for any liability recorded in connection with the reorganization transaction;

We will initially recognize any TRA liability with an offsetting entry to equity. The reorganization transaction and future exchanges under the redemption agreement represent reorganizations of entities under common control, and do not result in a change in accounting basis of our net assets. Therefore, although the transaction represents an acquisition of Liberty LLC, it is not accounted for as a business combination since it is a common control transaction. Under the Transactions Between Entities Under Common Control subsection of ASC 805-50, Business Combinations – Related Issues, assets and liabilities acquired in a common control transaction are recorded at their carrying amounts. Any differences between consideration paid (which would include the TRA liability) and the carrying amounts of the assets and liabilities received are recognized within equity.

•	The initial accounting for any exchanges subsequent to the reorganization transaction; and,

The initial accounting for any exchanges subsequent to the reorganization transaction will follow the same accounting described above.

•	The subsequent accounting for any changes to previously recorded liabilities, including changes resulting from changes to any valuation allowances associated with the underlying tax assets.

We will recognize subsequent changes to the measurement of the TRA Liability in the income statement. While we are not aware of any clear authoritative GAAP governing subsequent measurement of contingent consideration issued in connection with an equity transaction (i.e., the acquisition of shares in a common control transaction and/or purchase of noncontrolling interest), given the inextricable link between the tax savings generated and the recognition of the TRA liability (i.e., one is recorded based on 85% of the other), and the explicit guidance in ASC 740-20-45-11(g) which requires that subsequent changes in a valuation allowance established against DTAs that arose due to change in tax basis as a result of a transaction among or with shareholders to be recorded in the income statement as opposed to equity, we believe recording of the corollary adjustment to the TRA liability in the income statement would also be appropriate.

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March 10, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Overview, page 64

8.	We have considered your revisions in this section in response to prior comment 18. Please revise to discuss with greater specificity your anticipated sources of funds for these and other anticipated cash obligations over the reference period, including your plans to utilize availability under your credit facility.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to discuss with greater specificity our anticipated sources of funds to fund our capital expenditures in 2017 and other anticipated cash obligations over the reference period, including that we expect to fund a portion these expenditures and obligations with borrowings under our revolving credit facility. Please see page 65 of Amendment No. 1.

Financial Statements

General

9.	We note your response to prior comment 25 and the related revisions to your filing. Explain to us, in reasonable detail, why you believe pro forma information reflecting the planned application of the offering proceeds, including to repay outstanding debt, is not required. See Item 11-01(a)(8) of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that we do not believe pro forma information reflecting the planned application of the offering proceeds, including to repay outstanding debt, is material to investors under Item 11-01(a)(8) of Regulation S-X in the context of the information already reflected in the filing. We believe the planned application of the offering proceeds will most significantly affect our balance sheet, including our cash and cash equivalents and our outstanding indebtedness, and we believe the disclosures elsewhere in the Registration Statement, including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” “Capitalization” and “Use of Proceeds,” are sufficient for investors to understand the effects of our planned application of the offering proceeds. Our position is supported by Section 3240.1 of the Financial Reporting Manual, which states that, “in limited cases, (where there are only a few easily understood adjustments) a narrative description of the effects of the transaction may suffice.” In addition, as disclosed in the Registration Statement, we intend to utilize cash on hand, cash generated from operations and available borrowing capacity under our revolving credit facility to fund capital expenditures for the 2017 calendar year. If we gave pro forma effect to the reduction in outstanding borrowings under our revolving credit facility (and thus interest expense) in pro forma income statements without giving effect to the reborrowings to fund capital expenditures (the timing of which is uncertain, making it inappropriate for pro forma adjustments), the pro forma financial statements would understate interest expense, which would be potentially confusing for investors. Because the effects of the offering are adequately described in the filing, and because we do not believe pro forma financial statements would provide material incremental information to investors, we do not believe pro forma information reflecting the planned application of the offering proceeds is required or appropriate. This conclusion is supported by a number of registration statements declared effective by the Staff.

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10.	Revise the pro forma information presented on the face of your statement of operations to include pro forma tax expense.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 19, 58 and F-5 of Amendment No. 1.

Other

11.	We note your response to prior comment 3 and the supplemental information provided to us. Please tell us whether you commissioned any of the reports prepared by Baker Hughes Incorporated and Coras Oilfield Research.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that we did not commission any of the reports cited in the Registration Statement prepared by Baker Hughes Incorporated or Coras Oilfield Research.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David Oelman and E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-3708 and (713) 758-4629, respectively.

Very truly yours,

LIBERTY OILFIELD SERVICES INC.

By:	/s/ Christopher A. Wright
Name:	Christopher A. Wright
Title:	Chief Executive Officer

Enclosures

cc:	Michael Stock, Chief Financial Officer

David P. Oelman, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Troy Reisner, Deloitte & Touche LLP

Doug Reeb, EKS&H LLLP